Exhibit 19.1

Policy for Disclosure of Inside Information and Trading In the Securities of Waterstone Financial, Inc., Including Hedging and Pledging

Introduction

In view of the responsibilities and potential liabilities arising under the federal and state securities laws with respect to the use and disclosure of confidential information, the Board of Directors of Waterstone Financial, Inc. (the “Company”) has established formal procedures and guidelines designed to:

1.         Identify important corporate information as it develops;

2.         Centralize responsibility for determining the materiality of such information and whether, when, and how such information is to be disclosed;

3.         Enforce prohibitions against the misuse or selective disclosure of confidential information by employees; and

4.         Provide information and education to employees regarding their individual responsibilities.

Outline of the Law and Potential Liabilities

1.    Rule 10b-5 under the Securities Exchange Act of 1934 (the “1934 Act”) and certain other federal and state securities laws prohibit the misstatement of, or the failure to disclose, a material fact in connection with the purchase or sale of securities.

2.    As a result of these provisions, if someone who possesses material information not known to the public (“inside information”) buys or sells the Company’s securities without adequate disclosure, the person who bought from or sold to the “insider” may sue for damages, and the SEC may bring injunctive or criminal proceedings against the “insider” (such an individual is referred to as an insider because he or she has “inside” information; an insider may be someone other than an officer or director).

3.    Moreover, liability may be imposed on an insider who leaks inside information to others (the “tipper”) who use it in their trading activities. The receiver of the tip (the “tippee”) is also prohibited from trading on inside information received from an insider.

4.    Finally, the Company may be liable for faulty or incomplete disclosure of material information, irrespective of whether insider or tippee trading occurs.

It should be emphasized that the obligations imposed by these disclosure requirements result in personal liability. According to at least one court decision, reasonable steps may involve, at a minimum, establishing written guidelines and procedures for dealing with material undisclosed (“inside”) corporate information. Accordingly, the following procedures and guidelines have been adopted by the Company.

Procedures and Guidelines

A.	Procedures Regarding Disclosure of Information

1.    Information Officer. The Company shall identify an executive officer to act as “Information Officer,” who shall in turn designate, as he or she deems necessary and appropriate, other officers or senior level employees in each department or operating group to be responsible for insuring that the Information Officer is aware of developments within that department or group which may be material. The Information Officer may also designate a back-up officer to serve in his or her place when the Information Officer is unavailable. The current Information Officer is William F. Bruss.

2.    Identifying Material Information. As information concerning the Company or the market for its stock which may be material arises within a department or operating group, it shall be promptly and fully disclosed by the designated employee to the Information Officer.

3.         Determination of Materiality. The Information Officer shall make a prompt determination, consulting legal counsel as necessary, as to whether or not the information is “material.” Materiality generally is defined as all information which could be expected to affect the investment decision of a reasonable investor or significantly alter the market price of the stock. (Further guidelines concerning what is or may be material are set forth in a more detailed memo for use by the Company’s officers, directors and Key Employees] in Attachment 1 hereto.)

4.         Determination to Disclose or Withhold Information. If the information is material, the Information Officer may authorize immediate release of the information unless it is determined that disclosure is not legally required or would be detrimental to the Company. If disclosure is authorized, the form and content of all public disclosures shall be approved by the Information Officer and Company legal counsel. If disclosure is to be deferred, instructions shall be immediately given that such information is not to be disclosed or discussed except on a strict “need-to-know” basis.

5.         Outside Requests for Information. All requests for information, comments, or interviews (other than routine product inquiries) made to any officer, director or employee of the Company should be directed to the Information Officer, who will clear all proposed responses. It is anticipated that most questions raised can be answered by the Information Officer or another representative of the Company to whom the Information Officer refers the request.

All communications with representatives of the media and securities analysts shall be directed to the Information Officer.

B.	Procedures Regarding Trading in Company Stock

1.    Inside Information. No officer, director or employee may trade in the Company’s stock if he or she has knowledge of material information concerning the Company which has not been widely disseminated to the investing public. In general, this will require waiting for at least one full trading day after release of the information by the Company.

2.    Trading Windows. Assuming that Item 1 above does not apply, trading will be permitted for Key Employees only during the period, or “trading window,” beginning 24 hours after the release of the Company’s quarterly financial results and terminating on the 14th day of the third month of each fiscal quarter.

3.    Clearance of Trades by Officers, Directors and Certain Key Employees. Even when Items 1 and 2 do not apply, all officers and directors, and the key employees shall in all cases clear all proposed trades with the Information Officer prior to advising any broker of the proposed purchase or sale.

4.         Key Employees. “Key Employees” means the employees and/or persons holding the positions listed on Attachment 2 hereto, as amended from time to time by the Information Officer.

anti-pledging and anti-hedging

1.

Anti-Pledging. No Key Employee may pledge Company securities as collateral for a loan (or modify an existing pledge) unless the pledge has been approved by the Audit Committee of the Board of Directors. Any request for approval of such a pledge by a Key Employee must be submitted to the Audit Committee in writing at least two weeks prior to the proposed execution of documents evidencing the proposed pledge. Any such request submitted by a Key Employee will be considered by the Audit Committee on a case-by-case basis and, if permitted, shall be subject to all of the other restrictions on trading in the Company’s securities set forth in these Trading Procedures.

2.

Anti-Hedging. No Key Employee may buy or sell puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities or engage in any other hedging transaction with respect to the Company’s securities, at any time unless such transaction has been approved by the Audit Committee. Any request for approval of such a derivative transaction by a Key Employee must be submitted to the Audit Committee in writing at least two weeks prior to the proposed execution of documents evidencing the transaction. Any such request submitted by a Key Employee will be considered by the Audit Committee on a case-by-case basis and, if permitted, shall be subject to all of the other restrictions on trading in the Company’s securities set forth in these Trading Procedures.

ATTACHMENT 1

PROCEDURES FOR IDENTIFICATION AND DISCLOSURE OF

MATERIAL INFORMATION BY WATERSTONE FINANCIAL, INC.

1.	Introduction

As described in the Company’s written “Policy for Disclosure of Inside Information and Trading in the Securities of Waterstone Financial, Inc.,” the Company has designated an Information Officer responsible for determining whether or not confidential information concerning the Company is material and whether, when and how such information is to be publicly disclosed. The Information Officer shall designate senior level employees in each department or organizational group to be responsible for insuring that reports of potentially material information are forwarded to the Information Officer on a timely basis.

This memorandum is designated to assist the Information Officer and those designated employees in determining what types of information should be reported and what is material.

2.	Reporting of Information to the Information Officer

As information concerning the Company which may be material arises within a department or organizational group, it shall be promptly and fully disclosed by the designated employee to the Information Officer. “Material information” is information that could be expected to affect the investment decision of a reasonable investor, or to significantly alter the market price of the stock. Materiality can be a difficult question, depending largely on the facts of each case. Therefore, if there is any question as to whether certain information is material, it should be reported to the Information Officer. The ultimate decision as to whether or not information is material shall be made by the Information Officer, not by the individual departments or personnel.

By way of example, the following list sets forth types of information which are generally regarded as material, and which should be reported:

a.         Financial results or projections;

b.         Changes in financial condition or asset value;

c.         Negotiations for the acquisition or disposition of significant assets;

d.         Significant new products, services or customers, or their discontinuance;

e.         Significant marketing plans and changes in such plans;

f.         Capital investment plans and changes in such plans;

g.         Material litigation, administrative actions or governmental investigations concerning the Company, its subsidiaries or any of its officers or directors;

h.         Major financings or borrowings;

i.         Significant personnel changes;

j.         Changes in accounting methods and write-offs; and

k.         Any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

Pending review by the Information Officer of information reported to him or her, no employee shall discuss or disclose such information with or to any other employee or outside contact unless such individual has a clear right and need to know such information in order to fulfill job responsibilities. Under no circumstances should any employee discuss such information with family, relatives, or business or social acquaintances.

3.	Review by Information Officer

The Information Officer will review all information submitted and make a prompt determination as to whether or not the information is material. In making that determination the Information Officer shall take into account:

a.         The possible effect of the information on individual decisions to buy, sell or hold the Company’s securities and on the market value of the Company’s securities, and the magnitude and immediacy of that effect;

b.         The specificity and reliability of the information;

c.         All prior public disclosures of information relating to the same subject;

d.         Whether the information is novel or surprising in terms of the Company’s previous experience or performance;

e.         Any pending public disclosure of related matters;

f.         Any pending filing to be made with the SEC;

g.         The existence of any continuous public offering of the Company’s securities; and

h.         The possible existence of any trading by “insiders” having the information.

If the Information Officer determines that the information is material, he or she shall authorize immediate release of the information, unless it is determined that disclosure at that time would be detrimental to a substantial interest of the Company.

If it is determined that disclosure of the information should be temporarily deferred, instructions shall be given immediately to all persons with knowledge of the information that such information is confidential and is not to be disclosed or discussed except on a strict need-to-know basis, and then only to persons who can be reasonably relied upon not to make further disclosure. Persons having knowledge of the information shall be expressly cautioned not to trade in the Company’s securities (or any other entity involved) until the information is publicly disclosed. Moreover, the Information Officer may, if circumstances warrant, declare a “limited” trading period, during which any officer, director or employee who desires to buy or sell the Company’s stock shall first notify the Information Officer to obtain approval of the trade before contracting any broker in connection with such trade.

The following points bear special consideration when facing disclosure issues:

i.         The Company has no general duty to correct or verify rumors in the marketplace unless those rumors can be attributed to the Company. If it is the case that a rumor has originated within the Company and is causing unusual stock movement, the Company may be required to promptly and fully disclose relevant information regardless of whether the rumor is accurate. This is because when insiders who have access to material information are discovered to be trading in the Company’s securities, failure to make the information public creates the risk that the Company will be found liable as an aider and abettor to the insiders’ violation.

ii.         Nothing in the federal securities laws requires a company to correct analyst or press reports not attributable to it. However, a company which permits a misleading analyst report to remain in circulation and affirmatively encourages its acceptance by handing it out or otherwise advising investors where it can be obtained can suffer Rule 10b 5 liability.

iii.         Where unusual market activity in price movement, trading volume, or both occurs without apparently being caused by any publicly available information, the Company should attempt to determine the reason for such activity. If it appears to result from the leak of inside information, or from false rumors, appropriate disclosure or clarification should be made.

iv.         Following the Supreme Court’s suggestion in a 1988 ruling, however, and subject to items i and ii above, the Company should generally address inquiries regarding unusual market activity in its stock with a “no comment” response. However, a “no comment” policy only helps insulate against liability when consistently followed. An answer reciting a long-standing “no comment” policy could be held a misleading statement under Rule 10b 5 if the policy has not been consistently observed.

v.         Special duties may apply when the Company is “in registration” because the duty to fully and fairly disclose material information.

If the Information Officer determines that the information is not material, all departments or organizational groups shall be so advised, and no limitations on disclosure or trading need be imposed.

4.	Making the Announcement

To ensure prompt, accurate disclosure of material information presented in proper perspective, the following guidelines should be adhered to:

a.         Disclosure of material information should only be made after approval by the Information Officer. Every announcement should be reviewed by a Company official having familiarity with the matters being disclosed and by legal counsel familiar with applicable disclosure requirements.

b.         Voluntary disclosure should be approached with some caution since courts have recognized an ongoing duty by publicly-held corporations to revise previous disclosures even if accurate when made, thus setting in motion an “addictive” disclosure cycle. Recent decisions suggest that the duty to correct a specific prior statement exists as long as traders in the market could reasonably rely on the statement.

c.         Once the decision to disclose has been made, the announcement should include all details necessary to understand the information. All publicly disclosed information must be kept accurate and up-to-date. Significant changes or developments affecting such information should be announced promptly. If, despite precautions, information that has been publicly disclosed is inaccurate or incomplete, a corrected statement should be issued promptly on at least as widespread a basis as the original disclosure.

d.         Public announcement of favorable material information should also include any material adverse information not previously disclosed, even though the adverse information may relate to different corporate matters.

e.         Important releases should be marked “for immediate release.” Developments of particular significance should be given to the press by telephone, telegram, and/or hand delivery, not merely by mail. NASDAQ may require prior notice to the market. Announcements should go to the major financial and general wire services, to one or more of the general circulation newspapers in cities having a major interest in the Company, and to any stock exchange on which the Company’s securities may be listed. Trading by the Company and insiders should be delayed for a reasonable period after the release.

f.         In order to permit evaluation before trading commences, information of major significance should, where possible, be released other than during “normal” market hours.

g.         Only a limited number of specifically designated persons should speak for the Company, and each press release should name the person to contact in the Company regarding the release.

ATTACHMENT 2

KEY EMPLOYEES

Board of Directors

President/Chief Executive Officer

Executive Vice President/Chief Financial Officer

Executive Vice President/Chief Retail Officer

 Executive Vice President/Chief Credit Officer

Executive Vice President/Chief Information Officer

Treasury Officer

Vice President/Controller

Senior VP/CFO of Waterstone Mortgage Corporation

 President of Waterstone Mortgage Corporation